

Millennium advisors

MILLENNIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2018

And Report of Independent Registered Public Accounting Firm

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11605 N. Community House Rd. Suite 550
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hickey 980-213-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

919 East Main St Suite 1800	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Chappelle _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Advisors, LLC _____, as of December 31, _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____



CHARLENE SMITH
NOTARY PUBLIC
UNION COUNTY, NC
My Commission Expires 10-21-2023

_____
Signature

Managing Director
_____
Title

_____ *Charlene Smith*
Notary Public   *1-24-19*

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM ADVISORS, LLC
TABLE OF CONTENTS



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Millennium Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Millennium Advisors, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Richmond, Virginia
February 22, 2019

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MILLENNIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 1,547,482
Marketable securities owned, at fair value	1,620,276,042
Receivable from clearing organization	257,601,299
Interest receivable from clearing organization	956,560
Other assets	1,249,330
Total assets	**$ 1,881,630,713**

LIABILITIES AND MEMBER'S CAPITAL

Securities sold not yet purchased, at fair value	$ 1,714,218,742
Interest payable on subordinated borrowings	1,693,125
Accounts payable	3,000,670
Accrued expenses	18,408,927
Payable to affiliate	2,949,453
Total liabilities	**1,740,270,917**
Subordinated borrowings	35,000,000
Member's Capital	106,359,796
Total Liabilities and Member's Capital	**$ 1,881,630,713**

The accompanying notes to the financial statements are an integral part of this statement.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 1—Organization and nature of operations

Millennium Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company trades on a principal basis in fixed income securities with other broker dealers and institutional accounts. The Company's transactions are executed and cleared through another registered broker dealer on a fully disclosed basis, and as such the Company does not carry accounts for customers or perform custodial functions relating to customer securities.

The Company was organized on April 28, 2009, and began trading operations in February, 2010. The Company is a wholly-owned subsidiary of Millennium Consolidated Holdings, LLC ("MCH" or "Member"). The Company is a North Carolina limited liability company. The Member is not ultimately liable for debts, liabilities, or obligations of the Company; losses of capital; or profits solely for acting as an equity owner and not beyond its respective capital contributions.

Note 2—Summary of significant accounting policies

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Receivable from clearing organization - Receivables and payables related to interest income earned or due on security positions and receivables and payables relating to trades pending settlement are presented separately in the statement of financial condition. The Company may obtain financing from its clearing organization from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Marketable Securities Owned – Marketable securities owned consist of fixed income securities and are valued at quoted fair market values. If a quoted fair market value is not available, fair value is determined using quoted market prices for similar securities. Security transactions and any related gains or losses are recognized on the trade date basis and are recorded net as trading revenue in the accompanying statement of operations. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded net as trading profit in the accompanying statement of operations. Interest earned on marketable securities owned are recorded in the accompanying statement of operations as interest income.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased consist of debt securities that the Company has sold short. In order to facilitate a short sale, the Company's clearing broker borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price. The Company is

---

Note 2—Summary of significant accounting policies (continued)

exposed to a loss to the extent that the security price increases before the Company purchases the security in the market to cover the short sale. Prevailing market prices may be in excess of recorded liability.

Income Taxes – The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of MCH's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements. For the year ended December 31, 2018, management has determined that there are no material uncertain tax positions for the Company. Neither MCH or the Company are subject to examination by U.S. federal and state tax authorities for tax years before 2015.

Fair Value Measurements – The carrying amounts of total current assets and total liabilities, other than marketable securities owned and securities sold, not yet purchased which are discussed in more detail below, approximates fair value because of the short-term nature of these instruments or because the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Compensation Arrangements – The Company provides certain incentive compensation awards to its employees in the form of grant units in the parent company, MCH ("grant units"). The Company accounts for the grant units in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued. The Company records compensation expense within the accompanying statement of operations reflecting the number of awards that are expected to vest. Such expense is adjusted to reflect the awards that do ultimately vest. The fair value of the compensation arrangements are recognized over the employee's requisite service period. The Company initially classifies the grant units as liabilities due to repurchase features included in the terms of the grant units. When the risk and rewards normally associated with equity ownership are achieved, the Company reclassifies the award to equity at its fair value. The liability remaining at each reporting period end is then remeasured at its fair value. The liability at December 31, 2018 related to the grant units is $6.9 million and included in accrued expenses in the accompanying statement of financial condition.

Recently adopted accounting pronouncements - In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. The Company determined that this had no material effect on its financial statements as financial instrument contracts held by broker dealers are scoped out of ASC 606 due to the revenue being recognized falling under the guidance of ASC 310-940, ASC 320-940 and ASC 845.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the objective of reducing existing diversity in practice with respect to these items. ASU 2016-15 is effective for annual periods, and interim periods within those years, beginning after December 15, 2017. The adoption of this guidance did not have a material impact on the Company's statement of cash flows.

Note 2—Summary of significant accounting policies (continued)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in ASU 2016-18 address diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. Under this guidance, companies will be required to present restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. The amendments in ASU 2016-18 are required to be applied retrospectively and are effective for fiscal years beginning after December 15, 2017. The Company determined that this had no material impact on its financial statements as it has no restricted cash or restricted cash equivalents.

In May 2017, the FASB issued ASU 2017-09, Stock Compensation (Topic 718): Scope of Modification Accounting. This guidance is to provide clarity and reduce both the (1) diversity in practice and (2) cost and complexity when changing the terms or conditions of share-based payment awards. Under the updated guidance, a modification is defined as a change in the terms or conditions of a share-based payment award, and an entity should account for the effects of a modification unless all of the following are met: (1) The fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation techniques that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. This guidance requires prospective adoption and is effective for fiscal years and interim periods beginning after December 15, 2017. The adoption of this guidance did not have a material impact on the Company's financial statements.

Recently issued accounting pronouncements - In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The update is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods, with early adoption permitted. The original guidance required application on a modified retrospective basis with the earliest period presented. Based on the effective date, the Company will adopt this ASU beginning on January 1, 2019 and plans to elect the transition option provided under ASU 2018-11. The Company also plans to elect the relief package of practical expedients for which there is no requirement to reassess existence of leases, their classification, and initial direct costs as well as an exemption for short term leases with a term of less than one year. The adoption of this standard will require the Company to recognize a new right-of-use asset and lease liability in the Statement of Financial Condition for its office lease commitment. Based on the present value of unpaid lease payments as of the date of adoption using a discount rate of 10%, the Company estimates both assets and liabilities will increase by approximately $3.1 million. While there will be some changes to classifications on the statement of operations, the Company does not expect the adoption to have a material impact on net income. In December 2018, the FASB issued ASU 2018-20 - Leases (Topic 842) to assist stakeholders with implementation questions and issues as organizations prepare to adopt the new leasing standard. The amendments in ASU 2018-20 address issues regarding sales taxes and similar taxes collected from lessees, certain lessor costs, and recognition of variable payments for contracts with lease and non-lease components, neither of which have a material effect on the Company's financial statements.

Note 2—Summary of significant accounting policies (continued)

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The guidance in this ASU aligns the accounting for share-based payment awards issued to employees and non-employees and is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted, but no earlier than an entity's adoption date of Topic 606. The Company does not expect that this guidance will have a material impact on its financial statements.

In July 2018, the FASB issued ASU 2018-09, "Codification Improvements." The new rules clarify guidance around several subtopics by adopting enhanced verbiage to the following subtopics: reporting comprehensive income, debt modifications and extinguishments, distinguishing liabilities from equity, stock compensation, business combinations, derivatives and hedging, fair value measurement and defined contribution pension plans. Some of the amendments were effective upon issuance, none of which materially impacted the Company's results of operations or cash flows. Many of the amendments will be effective for the Company in the first quarter of 2019. The Company does not expect the adoption of the new accounting rules to have a material impact on the Company's results of operations or cash flows.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to Disclosure Requirements for Fair Value Measurement. The guidance in this ASU changes certain disclosure requirements for fair value measurements. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect such adoption to have a material impact on the Notes to Financial Statements.

Subsequent events– The Company has evaluated subsequent events through February 22, 2019, the date on which the financial statements were available to be issued. The Company has determined there are no such events to report.

Note 3— Receivable from/Payable to clearing organization

The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing"), pursuant to which Pershing carries the proprietary accounts of the Company and clears transactions on a fully disclosed basis, providing all processing and servicing of the Company's accounts. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company. Under the terms of the clearing agreement, the Company is required to maintain a cash deposit of $250,000 with Pershing which is included in other assets on the accompanying statement of financial condition.

The accounts maintained with Pershing (the "Clearing Broker") are composed of funds to settle securities traded, not yet settled, and proceeds from all trade transactions, including interest accrued on securities positions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through the Clearing Broker. The accounts are also used by the Company to transfer funds to its bank accounts for the administrative operations of the Company.

Note 4—Marketable securities owned and securities sold, not yet purchased

The Company records marketable securities owned and securities sold not yet purchased at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities as of December 31, 2018.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. Level 2 securities include corporate, government and agency and municipal bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities as of December 31, 2018.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 4—Marketable securities owned and securities sold, not yet purchased (continued)

Marketable securities owned and securities sold, not yet purchased, at December 31, 2018, consist of the following:

Marketable securities owned at fair value:

		December 31, 2018		
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 1,423,385,089	$ -	$ 1,423,385,089
Government and Agency Bonds	-	37,215,699	-	37,215,699
Municipal Bonds	-	159,675,254	-	159,675,254
	$ -	$ 1,620,276,042	$ -	$ 1,620,276,042

Securities sold, not yet purchased, at fair value:

		December 31, 2018		
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$(1,594,995,460)	$ -	$ (1,594,995,460)
Government and Agency Bonds	-	(119,211,720)	-	(119,211,720)
Municipal Bonds	-	(11,562)	-	(11,562)
	$ -	$ (1,714,218,742)	$ -	$ (1,714,218,742)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

The Company actively trades fixed income securities. Positions in these securities are subject to varying degrees of market and credit risk. Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments.

Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by managing issuer exposure with limits determined by management. The Company's counterparty risk is minimized by trading only with institutional parties and other broker-dealers by clearing trades via the Federal Wire and the Deposit Trust Company, which ensure settlements occur simultaneously for both sides of the trade.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 5—Related parties

During 2018 the Company paid distributions to MCH that amounted to approximately $9.8 million.

The Company maintains a services agreement with a sister company, also wholly owned by MCH, for certain lead generation and related promotional services, including identifying dealers and institutional investors in Europe that may be interested in doing business with the Company and to introduce the Company to those firms that may be interested in the execution services that the Company provides. At December 31, 2018 the amount due to the sister company is presented on the statement of financial condition as payable to affiliate.

In the ordinary course of business, the Company may pay certain expenses on behalf of its affiliates and is reimbursed in due course. The Company regularly trades with its UK broker dealer affiliate and transactions are conducted at current market rates.

See Note 10 for subordinated borrowings from MCH.

Note 6—Grant Units

The Company provides bonus units grants of MCH units ("grant units") to employees as part of its annual incentive compensation program to encourage participation in the long-term success of the Company. Grant units typically vest during a period of requisite service up to five years. The fair value of each grant unit is estimated on the date of grant using a market approach. Grant units provide for accelerated vesting based on various service and performance conditions, as defined in the agreements. A total of 3,692.8 grant units have been issued by the Company as part of incentive compensation awards. At December 31, 2018, 1,975.7 grant units are outstanding.

Note 7—Capital requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2018, the Company had net capital and net capital requirements of approximately $44.8 million and $413,260, respectively, and its net capital ratio was 0.14 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Note 8—401(k) Safe harbor plan

The Company sponsors a 401(k) safe harbor plan, which covers substantially all of its employees. The Company matches 100% of employee contributions up to 4% of annual income, which vests immediately.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 9—Commitments and contingencies

The Company currently leases office space in Charlotte, North Carolina under a ten-year operating lease. Future minimum lease payments under the new lease agreement at December 31, 2018 are as follows:

2019	$	490,224
2020		504,930
2021		520,078
2022		535,681
2023		551,751
Thereafter		2,696,607
	$	5,299,271

In January 2019, the Company adopted ASU 2016-02, Leases (Topic 842). See Note 2 – Summary of significant accounting policies for an overview of the impact this ASU is expected to have on the accounting for this office lease commitment in 2019.

As disclosed in Note 3, the Company has a clearing agreement with Pershing. The Company's agreement with Pershing can be terminated by either party subject to a 120-day prior written notice. If the Company terminates the agreement, without reasonable cause as defined in the clearing agreement, the Company will not incur any termination fees.

In the ordinary course of business, various claims and lawsuits may be brought by and against the Company. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition or results of operations.

Note 10—Subordinated borrowings

In July 2018, the Company entered into a subordinated debt agreement with its parent, MCH, consisting of a $35,000,000 subordinated loan that matures on April 30, 2023. The subordinated borrowing bears interest at 10.75% per annum. Approval was obtained from the Company's principal regulator, FINRA, and is available for computing regulatory net capital under the SEC's Rule 15c3-1. With the prior written approval of FINRA, the Company may make a payment of all or any portion of the principal outstanding prior to the scheduled maturity date any time subsequent to one year after the effective date of the subordinated debt agreement.

MCH has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to expiration of its note. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. See Note 5 for other related party transaction details.